UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

VASCO Data Security International, Inc.

(Exact Name of Registrant as Specified in Its Charter)

DELAWARE	000-24389	36-4169320
(State or Other Jurisdiction of Incorporation or Organization)	(Commission file number)	(I.R.S. Employer Identification No.)

1901 South Meyers Road, Suite 210

Oakbrook Terrace, Illinois 60181

(Address of Principal Executive Offices)(Zip Code)

Clifford K. Bown

(630) 932-8844

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule appropriate to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under Securities Exchange Act (17 CFR 240.13p-1) for the period from January 1 to December 31, 2013.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report1

Conflict Minerals Disclosure

A.	Introduction

VASCO Data Security International, Inc. (“VASCO”) utilizes contract manufacturers to assemble components into VASCO hardware products. Rule 13p-1 (the “Rule”) under the Securities Exchange Act of 1934 requires disclosure of certain information when a company manufactures or contracts to manufacture products for which the minerals specified in the Rule are necessary to the functionality or production of those products. The specified minerals, which we collectively refer to as “Conflict Minerals,” are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten. The “Covered Countries” for the purposes of the Rule are the Democratic Republic of the Congo or an adjoining country.

This disclosure relates to products: (i) for which Conflict Minerals are necessary to the functionality or production of that product; (ii) that were manufactured, or contracted to be manufactured, by VASCO; and (iii) for which the manufacture was completed during calendar year 2013. These products, which are referred to collectively as the “Covered Products,” include most security hardware devices sold by VASCO including the IDENTIKEY Appliance and DIGIPASS hardware devices.

As described below, based on its reasonable country of origin inquiry2, VASCO has determined that it has no reason to believe that its necessary Conflict Minerals in the Covered Products may have originated in the Covered Countries.

[1]	Note: Item 101(b) of Form SD provides:

Based on its reasonable country of origin inquiry, if the registrant determines that its necessary conflict minerals did not originate in the Democratic Republic of the Congo or an adjoining country or did come from recycled or scrap sources, or if it has no reason to believe that its necessary conflict minerals may have originated in the Democratic Republic of the Congo or an adjoining country, or if based on its reasonable country of origin inquiry the registrant reasonably believes that its necessary conflict minerals did come from recycled or scrap sources, the registrant must, in the body of its specialized disclosure report under a separate heading entitled “Conflict Minerals Disclosure,” disclose its determination and briefly describe the reasonable country of origin inquiry it undertook in making its determination and the results of the inquiry it performed. Also, the registrant must disclose this information on its publicly available Internet website and, under a separate heading in its specialized disclosure report entitled “Conflict Minerals Disclosure,” provide a link to that website.

[2]	SEC Final rule provides:

Although we do not prescribe the steps constituting a reasonable country of origin inquiry, we do view an issuer as satisfying the reasonable country of origin inquiry standard if it seeks and obtains reasonably reliable representations indicating the facility at which its conflict minerals were processed and demonstrating that those conflict minerals did not originate in the Covered Countries or came from recycled or scrap sources. These representations could come either directly from that facility or indirectly through the issuer’s immediate suppliers, but the issuer must have a reason to believe these representations are true given the facts and circumstances surrounding those representations.

Consistent with the provisions of the Rule, neither this specialized disclosure report nor our reasonable country of origin inquiry has been audited by a third party.

2.	VASCO’s Country of Origin Inquiry

VASCO conducted a good faith reasonable country of origin inquiry regarding the Conflict Minerals used in manufacturing of VASCO’s hardware products (the “COO Inquiry”). The COO Inquiry sought to obtain reasonably reliable representations indicating the facilities at which the Conflict Minerals in the Covered Products were processed and demonstrating that those Conflict Minerals either (i) did not originate in the Covered Countries or (ii) came from recycled or scrap sources. The COO Inquiry was designed to conform to the framework in the Organisation for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High Risk Areas: Second Edition, including the related supplements on gold, tin, tantalum and tungsten (the “OECD Guidance”). The OECD Guidance provides an internationally recognized due diligence framework. VASCO’s COO Inquiry was also based on the Electronic Industry Citizenship Coalition and Global e-Sustainability (“EICC/GeSI”) initiative with smelters and refiners of Conflict Minerals providing Conflict Minerals to our suppliers.

Since VASCO utilizes contract manufacturers to assemble components into VASCO’s hardware products, VASCO is several levels removed from the actual mining of Conflict Minerals. VASCO’s supply chain with respect to the Covered Products is complex, and there are many third parties in the supply chain between the ultimate manufacture of the Covered Products and the original sources of Conflict Minerals. In this regard, VASCO does not purchase Conflict Minerals directly from mines, smelters or refiners and makes no purchases in the Covered Countries. VASCO must therefore rely on its suppliers to provide information regarding the origin of Conflict Minerals that are included in the Covered Products. Moreover, VASCO believes that the smelters and refiners of the Conflict Minerals are best situated to identify the sources of Conflict Minerals, and therefore has taken steps to identify the applicable smelters and refiners of Conflict Minerals in VASCO’s supply chain.

VASCO’s COO Inquiry included:

•	Conducting a supply-chain survey during the first quarter of 2014 of all contract manufacturers and direct suppliers of materials containing Conflict Minerals using the EICC/GeSI Conflict Minerals Reporting Template to identify smelters and refiners.

•	Comparing the smelters and refiners identified in the supply-chain survey against a list of smelter facilities identified as “conflict free” by programs such as the EICC/GeSI Conflict Free Smelter program for tantalum, tin, tungsten and gold.

•	Review of completed surveys received from 90% of those queried.

•	Visits to facilities of contract manufacturers to review survey responses.

•	Review of survey responses that appeared incomplete or incorrect with the respective supplier.

•	Multiple contacts or attempted contacts to each supplier and former supplier that did not respond.

•	Survey supervision by our supply chain manager who serves as the conflicts minerals program manager.

As a result of the COO Inquiry described above, VASCO has determined that it has no reason to believe that its necessary Conflict Minerals in the Covered Products may have originated in the Covered Countries.

This Conflict Minerals Disclosure has been posted to the Company website at www.vasco.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the duly authorized undersigned, on May 30, 2014.

VASCO Data Security International, Inc.

/s/ Clifford K. Bown
Clifford K. Bown
Executive Vice President and Chief Financial Officer

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